Steven M. Przesmicki +1 858 550 6070 przes@cooley.com

November 12, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann and Ada Sarmento

RE:	HTG Molecular Diagnostics, Inc.
Registration Statement on Form S-3
Filed October 11, 2019
File No. 333-234173

Ladies and Gentlemen:

On behalf of our client, HTG Molecular Diagnostics, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2019 (the “Comment Letter”), relating to the Company’s registration statement on Form S-3 (File No. 333-234173) filed with the Commission on October 11, 2019 (the “Registration Statement”). For convenience, we have incorporated the text of the Comment into this response letter.

Staff Comments and Company Responses

General

1. We note that the forum selection provision contained in your charter and bylaws identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

U.S. Securities and Exchange Commission

November 12, 2019

Page Two

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has updated the prospectus included within the Registration Statement, by virtue of disclosure included under Item 5 of Part II of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Commission on November 12, 2019, to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act. The Company will include a similar clarifying statement in the Company’s Annual Reports on Form 10-K.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

/s/ Steven M. Przesmicki

Steven M. Przesmicki

Cooley LLP

cc:	John L. Lubniewski, HTG Molecular Diagnostics, Inc.

Shaun McMeans, HTG Molecular Diagnostics, Inc.

Asa M. Henin, Cooley LLP